Applied Blockchain, Inc.
3811 Turtle Creek Blvd., Suite 21125
Dallas, TX 75219

October 6, 2022

VIA EDGAR
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    Applied Blockchain, Inc.
Registration Statement on Form S-1
File No. 333-267478
Acceleration Request

Dear Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied Blockchain, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, File No. 333-267478, be accelerated so that it will become effective at 9:00 a.m. (eastern time), on October 11, 2022, or as soon thereafter as practicable.

Very truly yours,

APPLIED BLOCKCHAIN, INC.

/s/ David Rench
David Rench
Chief Financial Officer